UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______ to ________

Commission file number 333-137857

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Unit Corporation Employees' Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Unit Corporation
8200 South Unit Drive
Tulsa, Oklahoma 74132

Unit Corporation
Employees' Thrift Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2016	11

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2016	12

Signature	13

Exhibit Index	14

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

* Other schedules required by Section 2520.103-10 of the Department of Labor's (DOL) Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Benefits Committee
Unit Corporation Employees' Thrift Plan

We have audited the accompanying statements of net assets available for benefits of Unit Corporation Employees' Thrift Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of delinquent participant contributions and assets (held at end of year) as of and for the year ended December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HoganTaylor LLP

Tulsa, Oklahoma
June 15, 2017

Unit Corporation
Employees' Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
ASSETS
Cash	$50,307,113	$—
Investments, at fair value:
Common stock of Unit Corporation	46,528,292	15,472,371
Mutual funds	—	44,019,688
Pooled separate accounts	—	6,098,352
Total investments at fair value	46,528,292	65,590,411
Guaranteed investment contract, at contract value	13,778,055	12,674,973
Receivables:
Employer contributions	4,037,324	6,193,278
Employee contributions	142,514	145,017
Total receivables	4,179,838	6,338,295
Net assets available for benefits	$114,793,298	$84,603,679

The accompanying notes are an integral part of the financial statements.

Unit Corporation
Employees' Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

2016
Investment income
Net appreciation in fair value of investments	$31,762,139
Dividend income	733,469
Interest income	210,143
Other income	17,343
Total investment income	32,723,094
Contributions
Employer	4,037,324
Employee	4,719,911
Rollovers	1,041,647
Total contributions	9,798,882
Deductions
Distributions	(12,301,752)
Administrative expenses	(30,605)
Total deductions	(12,332,357)

Net increase in net assets available for benefits	30,189,619
Net assets available for benefits
Beginning of the year	84,603,679
End of the year	$114,793,298

The accompanying notes are an integral part of the financial statements.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2016 and 2015
———————————————————————————————————————————————————

1.	Description of Plan

The following description of the Unit Corporation Employees' Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General and Eligibility

The Plan is a defined contribution plan covering all eligible employees of Unit Corporation and its subsidiaries (the “Company”), the Plan sponsor. Principal Trust Company, an affiliate of Principal Financial Group (collectively “Principal”), serves as trustee and the record keeper for the Plan under a trust agreement dated January 1, 2006. Effective January 1, 2016, the Plan was amended to allow Superior Appalachian Pipeline, LLC to become a participating Employer and the Plan document with Principal was restated with no significant changes to the Plan. Effective December 30, 2016, the Plan's mutual funds and pooled separate accounts were liquidated and all assets of the Plan were transferred to Fidelity Management Trust Company ("Fidelity"), which will serve as the new trustee and the record keeper for the Plan under a trust agreement dated on January 1, 2017. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by the Company’s Benefits Committee (the “Committee”) which, in turn, may delegate certain administrative functions to other committees and/or officers of the Company. The Committee has overall responsibility for the operations and administration of the Plan. The Committee is also the named fiduciary of the Plan for purposes of investment related matters.

The Plan allows non-excluded employees to participate in the Plan on the first day of any month immediately upon the attainment of age 18 and completion of three months of service.

Contributions

The Plan allows participants to contribute up to 99% of their total monthly pretax compensation (including overtime pay, bonuses and other extraordinary compensation), subject to certain limitations. Participants who are age 50 and above may also elect to make “catch-up” contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollovers”).

The Plan provides for Safe Harbor matching contributions with a minimum required match of 100% of deferrals up to 3% of a participant's compensation (as defined), plus 50% of deferrals between 3% and 5%, subject to certain limitations. Employer matching contributions that may be in the form of cash or shares of the Company’s common stock. During 2016, the Company’s Board of Directors approved the Employer’s matching contribution to be 117% of deferrals up to 6% of a participant’s compensation. Participants are eligible for the Employer’s matching contribution if the participant made contributions during the year. The Employer’s matching contribution for 2016 was made in shares of the Company’s common stock.

Participants' Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions, if any, and investment income (loss).

The administrative expenses included in the Statement of Changes in Net Assets Available for Benefits are charged to certain participants for member requested and specific services. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their contributions into various investment options.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2016 and 2015
———————————————————————————————————————————————————

Vesting

Participants are immediately vested in all contributions including Employer contributions, plus actual earnings on those contributions.

Payment of Benefits

The normal retirement age under the terms of the Plan is age 62. Participants may generally elect to receive their benefit in a single lump sum payment. Participants may also elect an in-kind distribution for the portion of the Participant's account this is held in the Company common stock.

The participant's account balance is retained in the Plan until the participant requests a payment due to termination, death, disability or retirement. At the Plan administrative committee's discretion and with the terminated participant's consent, payment of such vested benefits may be made at an earlier date.

Withdrawals

Participants may withdraw their salary reduction contributions only on termination of employment, attainment of age 59-1/2 or normal retirement age, or where there is a hardship defined by the Plan. The vested portion of Company contributions may be withdrawn only on termination of employment or attainment of age 59-1/2.

Participant Loans

The Plan does not provide for loans to participants.

Unit Corporation Common Stock Fund

The Unit Corporation Common Stock Fund, consisting solely of Unit Corporation common stock, includes elective contributions from the participants as well as matching Company contributions made in Company common stock. All Company matching contributions made in shares of Company common stock are initially directed into the Unit Corporation Common Stock Fund. Once the common stock has been allocated to a participant’s account, the participant may sell the common stock and allocate the proceeds to other investment options.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are presented on the accrual method of accounting.

Payment of Benefits

Distributions are recorded when paid to participants.

New Accounting Pronouncements

The FASB has issued ASU 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its equivalent). This amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value ("NAV") per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied will continue to be included in the fair value hierarchy along with the related disclosures. This amendment is effective for fiscal years beginning after December 15, 2015, and is to be applied retrospectively. The Plan adopted this amendment in 2016. The adoption of ASU 2015-07 is reflected in the fair value hierarchy table in Note 7 where the investment valued using NAV as a practical expedient is excluded from categorization in the fair value hierarchy.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2016 and 2015
———————————————————————————————————————————————————

The FASB has issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient. This amendment removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under the amendment, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. Self-directed brokerage accounts should be reported as a single type of investment. The amendment also allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. Parts I and II should be applied retrospectively, while Part III should be applied prospectively. The Plan adopted these amendments in 2016 and is reflected in the financial statements and notes.

Plan management concluded the adoption of the applicable ASUs did not have a significant impact on the Plan's financial statements as he ASUs primarily simplified disclosures and reporting presentation.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan's valuation policies utilizing information provided by the investment adviser and Principal. See Note 7 for discussion of fair value measurements.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined by the Plan document.

Administrative Expenses

Administrative expenses include member transaction fees. The Company voluntarily pays other administrative expenses (such as record keeping, legal, and accounting fees). The Company will not seek reimbursement from the Plan for its payment of these expenses. Certain administrative functions are performed by officers and employees of the Company. No compensation is provided from the Plan for these services.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate and market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will continue to occur and that such changes could

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2016 and 2015
———————————————————————————————————————————————————

materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participant account balances will be distributed to participants in accordance with the terms of the Plan.

4.	Guaranteed Investment Contract

Effective January 1, 2006, the Plan entered into a benefit-responsive investment contract with Principal, the Principal Fixed Income Option 401(A)(K)("PFIO"). The PFIO is issued by Principal Life Insurance Company. Principal maintains the contributions in a general account. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The PFIO meets the fully benefit responsive investment contract criteria, and therefore is reported at contract value. Contract value is the relevant measure for fully benefit responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the contract. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses.

The methodology for calculating the interest crediting rate is defined in the contract under the term "Composite Crediting Rate." The composite crediting rate is determined by solving for the rate that, when used to accrue interest from the first day of such deposit period to the end of such deposit period, including expected net cash flows, will result in a value equal to the sum of (a), (b), and (c) below, rounded to the nearest five basis points:

(a)    The aggregate of the values of each guaranteed interest fund for which the deposit period have closed. This value will be determined by accumulating the value immediately prior to the first day of the deposit period for which the composite crediting rate is determined, with interest at the effective annual guaranteed interest rate for each such guaranteed interest fund for the deposit period.

(b)    The expected value of any guaranteed interest fund for which the deposit period has not closed. This value will be determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

(c)    The expected value of any guaranteed interest fund for the deposit period the composite crediting rate is being determined. This value will be determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

The crediting interest rates are reset every January 1 and July 1 as determined by Principal. There was no minimum crediting rate.

By definition, the PFIO group annuity contract is an insurance contract. As a result, the Plan may transact according to the terms defined in the contract at any time. Deposits received prior to 3:00 P.M. Central Time on a business day are accepted and credited to the relevant guaranteed interest fund. Interest is credited to the guaranteed interest fund on a daily basis from the date deposits are accepted until paid, transferred, or applied in full. Fees may be paid in one of the following three ways:

•By being netted from the effective annual interest rate;
•By being paid separately by the Plan sponsors; or
•By being deducted from the guaranteed interest fund.

Benefit payments and transfers are deducted from the value of the guaranteed interest fund, to the extent that the composite value is sufficient to make such payments. Payments and transfers are made in full within three business

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2016 and 2015
———————————————————————————————————————————————————

days after the date payment or transfer has been requested. In the event that market conditions are such that it is determined that they will not allow for the orderly transfer or sale of financial instruments, up to an additional 30 days may be required to make such payments or transfers.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) termination of the Plan's interest, if the Plan Sponsor wishes to terminate the Plan's interest, the value of the Plan's interest will be paid out twelve months after the record keeper receives notification. In lieu of the twelve month delay, the record keeper may request immediate payment of the amounts requested subject to a 5% surrender fee and (2) termination of the contract, the Plan's contract shall be terminated on the date when both no current deposit arrangements have been made between the record keeper and the Plan sponsor and there are no guaranteed interest funds with a value greater than zero. The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

5.	Income Tax Status

A favorable determination affirming the continuation of qualification of the Plan under Section 401 of the Internal Revenue Code and the tax exempt status of the Trust under Section 501 from the Internal Revenue Service was received on September 29, 2016. The Plan's determination letter is being relied on by the Plan. Plan management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.	Related Party and Party-in-Interest Transactions

Certain Plan investments consisting of mutual funds, pooled separate accounts, and the investment contract were managed by Principal. These transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment.  The Plan also made direct payments to the service provider which was not covered by revenue sharing.

Additionally, certain Plan investments are shares of Unit Corporation common stock. These transactions represent investments in the Company and, therefore, qualify as party-in-interest transactions. The fair value of this investment totaled $46,528,292 and $15,472,371 at December 31, 2016 and 2015, respectively. Purchases and sales of Company common stock totaled $12,870,431 and $10,370,416 in 2016, respectively, and totaled $19,626,578 and $5,885,775 in 2015, respectively. The market price for Unit Corporation common stock as of December 31, 2016 and 2015 was $26.87 and $12.20, respectively.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2016 and 2015
———————————————————————————————————————————————————

7.	Fair Value Measurements

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under ASC 820 are described below.

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Pooled separate accounts: Valued based upon the units of such pooled separate accounts held by the Plan at year end multiplied by the respective unit value. While the underlying assets values are quoted prices, the NAV of a separate account is not publicly quoted. The NAV is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.

The pooled separate accounts must receive a 30 day notification to pay or transfer amounts out of the funds. There were no unfunded commitments as of December 31, 2016.

Company stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total

Common stock of Unit Corporation and total investments at fair value	$46,528,292	$—	$—	$46,528,292

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2016 and 2015
———————————————————————————————————————————————————

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total

Mutual funds	$44,019,688	$—	$—	$44,019,688
Common stock of Unit Corporation	15,472,371	—	—	15,472,371
Total investments in the fair value hierarchy	$59,492,059	$—	$—	59,492,059
Investments measured at net asset value(1)				6,098,352
Investments at fair value				$65,590,411

(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the Statement of Net Assets Available for Benefits.

There were no transfers between different levels of the fair value hierarchy for the years ended December 31, 2016 and 2015.

8.	Concentration of Investments

As of December 31, 2016 and 2015, the Plan held $46,528,292 and $15,472,371, respectively, of Company common stock, which was approximately 42% and 20%, respectively, of total investments. Therefore, net assets available for benefits are particularly sensitive to changes in the value of Company common stock.

9.	Subsequent Event

The Plan considers events that occur after the date of the Statements of Net Assets Available for Benefits but before the financial statements are issued to determine appropriate accounting disclosure for those assets. Effective December 30, 2016, the Plan's mutual funds and pooled separate accounts were liquidated and all assets of the Plan were transferred to Fidelity, which will serve as the new trustee and the record keeper for the Plan under a trust agreement dated on January 1, 2017. The amount transferred was $110,613,460. The only change in the terms of the agreement was to allow partial plan payments and installment payments.

Unit Corporation
Employees' Thrift Plan
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2016
———————————————————————————————————————————————————

	Total that Constitute Nonexempt Prohibited Transactions
	Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2015	$1,428,469	$—	$1,428,469	$—	$—
2016	238,465	238,465	—	—	—
	$1,666,934	$238,465	$1,428,469	$—	$—

The above contributions were transmitted to the trustee after the date the DOL may determine as the earliest date such contributions reasonably could have been segregated from the Employer’s general assets. For the amount reflected above for 2015, the lost earnings were less than $500 (which was corrected as of December 31, 2016). For the amount reflected above for 2016, the lost earnings were less than $25 (which was not corrected as of December 31, 2016). If applicable, the Company will file either a Form 5330(s) with the IRS for the excise taxes or file a Voluntary Fiduciary Correction Program (VFCP) and seek relief under PTE 2002-51.

Unit Corporation
Employees' Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
———————————————————————————————————————————————————

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*	Principal Life Insurance Company	Principal Fixed Income 401(a)/(k)	$—	$13,778,055
*	Unit Corporation	Common Stock, $0.20 par value	—	46,528,292
	Total			$60,306,347
* Represents investments which qualify as party-in-interest as described in Note 6.

Column (d) cost information is not applicable for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIT CORPORATION EMPLOYEES' THRIFT PLAN

Unit Corporation as Administrator of the Plan

By:  /s/ Mark E. Schell                                                                                               Date: June 15, 2017
Mark E. Schell
Senior Vice President,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm